UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zoom Video Communications, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

98980L101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Li Ka Shing
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,859,152 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,859,152 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,859,152 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96144% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 7,508,398 shares of Class A common stock of the Issuer owned directly by Bucantini Enterprises Limited (“Bucantini”), (ii) 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal International Limited (“Bonus Goal”), (iii) 2,000,000 shares of Class A common stock of the Issuer owned directly by Star Arrow Limited (“Star Arrow”) and (iv) 754 shares of Class A common stock of the Issuer owned directly by Insight Advance Limited (“Insight Advance”).

(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Mayspin Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,859,152 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,859,152 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,859,152 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96144% (2)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 7,508,398 shares of Class A common stock of the Issuer owned directly by Bucantini, (ii) 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal, (iii) 2,000,000 shares of Class A common stock of the Issuer owned directly by Star Arrow and (iv) 754 shares of Class A common stock of the Issuer owned directly by Insight Advance.

(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Prime Doyen Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,508,398 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,508,398 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,508,398 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.78493% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 7,508,398 shares of Class A common stock of the Issuer owned directly by Bucantini, and (ii) 2,000,000 shares of Class A common stock of the Issuer owned directly by Star Arrow.
(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Bucantini Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 7,508,398 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 7,508,398 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,508,398 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.77846% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 7,508,398 shares of Class A common stock of the Issuer owned directly by Bucantini.
(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Star Arrow Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.00646% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 2,000,000 shares of Class A common stock of the Issuer owned directly by Star Arrow.
(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Prime Tech Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 350,754 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 350,754 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,754 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.17651% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal, and (ii) 754 shares of Class A common stock of the Issuer owned directly by Insight Advance.
(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS Bonus Goal International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 350,000 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 350,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.17613% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 350,000 shares of Class A common stock of the Issuer owned directly by Bonus Goal.
(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 9 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Advance Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 754 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 754 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00038% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 754 shares of Class A common stock of the Issuer owned directly by Insight Advance.
(2)

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 10 of 14 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard, 6th Floor San Jose, California 95113

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)  Li Ka Shing, a Hong Kong citizen;

(ii)   Mayspin Management Limited, a British Virgin Islands company;

(iii)   Prime Doyen Limited, a British Virgin Islands company;

(iv)  Bucantini Enterprises Limited, a British Virgin Islands company;

(v)    Star Arrow Limited, a British Virgin Islands company;

(vi)  Prime Tech Global Limited, a British Virgin Islands company;

(vii)  Bonus Goal International Limited, a British Virgin Islands company; and

(viii)   Insight Advance Limited, a British Virgin Islands company.

The address of the principal business office of each of the reporting persons are Cheung Kong Center, 7th Floor, 2 Queen’s Road Central, Hong Kong.

	(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share

	(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 11 of 14 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Bucantini directly owns 7,508,398 shares of Class A common stock, which represents approximately 3.77846% of the outstanding shares of Class A common stock of the Issuer.

		(ii)	Star Arrow directly owns 2,000,000 shares of Class A common stock, which represents approximately 1.00646% of the outstanding shares of Class A common stock of the Issuer.

(iii)

Prime Doyen Limited (“Prime Doyen”) is the sole shareholder of Bucantini, and as such, Prime Doyen may also be deemed to beneficially own 7,508,398 shares of Class A common stock, which represents approximately 3.77846% of the outstanding shares of Class A common stock of the Issuer.

Prime Doyen is also the sole shareholder of Star Arrow, and as such, Prime Doyen may also be deemed to beneficially own 2,000,000 shares of Class A common stock, which represents approximately 1.00646% of the outstanding shares of Class A common stock of the Issuer.

Collectively, Prime Doyen may be deemed to beneficially own 9,508,398 shares of Class A common stock, which represents 4.78493% of the outstanding shares of Class A common stock of the Issuer.

		(iv)	Bonus Goal directly owns 350,000 shares of Class A common stock, which represents approximately 0.17613% of the outstanding shares of Class A common stock of the Issuer.

		(v)	Insight Advance directly owns 754 shares of Class A common stock, which represents approximately 0.00038% of the outstanding shares of Class A common stock of the Issuer.

(vi)

Prime Tech Global Limited (“Prime Tech”) is the sole shareholder of Bonus Goal, and as such, Prime Tech may also be deemed to beneficially own 350,000 shares of Class A common stock, which represents approximately 0.17613% of the outstanding shares of Class A common stock of the Issuer.

Prime Tech is also the sole shareholder of Insight Advance, and as such, Prime Tech may also be deemed to beneficially own 754 shares of Class A common stock, which represents approximately 0.00038% of the outstanding shares of Class A common stock of the Issuer.

Collectively, Prime Tech may be deemed to beneficially own 350,754 shares of Class A common stock, which represents 0.17651% of the outstanding shares of Class A common stock of the Issuer.

(vii)

Mayspin Management Limited (“Mayspin”) is the sole shareholder of Prime Doyen, which is the sole shareholder of Bucantini and Star Arrow, and as such, Mayspin may also be deemed to beneficially own 9,508,398 shares of Class A common stock, which represents approximately 4.78493% of the outstanding shares of Class A common stock of the Issuer.

Mayspin is also the sole shareholder of Prime Tech, which is the sole shareholder of Bonus Goal and Insight Advance, and as such, Mayspin may also be deemed to beneficially own 350,754 shares of the Class A common stock, which represents approximately 0.17651% of the outstanding shares of Class A common stock of the Issuer.

Collectively, Mayspin may be deemed to beneficially own 9,859,152 shares of Class A common stock, which represents 4.96144% of the outstanding shares of Class A common stock of the Issuer.

(viii)

Li Ka Shing (“Mr. Li”) is the sole shareholder of Mayspin, which is the sole shareholder of Prime Doyen, which is the sole shareholder of Bucantini and Star Arrow, and as such, Mr. Li may also be deemed to beneficially own 9,508,398 shares of Class A common stock, which represents approximately 4.78493% of the outstanding shares of Class A common stock.

Since Mayspin is also the sole shareholder of Prime Tech, which is the sole shareholder of Bonus Goal and Insight Advance, Mr. Li, as the sole shareholder of Mayspin, may also be deemed to beneficially own 350,754 shares of the Class A common stock, which represents approximately 0.17651% of the outstanding shares of Class A common stock of the Issuer.

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 12 of 14 Pages

Collectively, Mr. Li may be deemed to beneficially own 9,859,152 shares of Class A common stock, which represents 4.96144% of the outstanding shares of Class A common stock of the Issuer.

The percent of the class and voting power were calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Li Ka Shing	-0-	9,859,152	-0-	9,859,152
Mayspin Management Limited	-0-	9,859,152	-0-	9,859,152
Prime Doyen Limited	-0-	9,508,398	-0-	9,508,398
Bucantini Enterprises Limited	-0-	7,508,398	-0-	7,508,398
Star Arrow Limited	-0-	2,000,000	-0-	2,000,000
Prime Tech Global Limited	-0-	350,754	-0-	350,754
Bonus Goal International Limited	-0-	350,000	-0-	350,000
Insight Advance Limited	-0-	754	-0-	754

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 198,715,606 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 4, 2020).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification . Not applicable.

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

LI KA SHING

By:	/s/ Li Ka Shing
Name: Li Ka Shing

MAYSPIN MANAGEMENT LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

PRIME DOYEN LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

BUCANTINI ENTERPRISES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

STAR ARROW LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

PRIME TECH GLOBAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

CUSIP No. 98980L101	SCHEDULE 13G/A	Page 14 of 14 Pages

BONUS GOAL INTERNATIONAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

INSIGHT ADVANCE LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director